S2K Financial LLC

Statement of Financial Condition
Pursuant to Rule 17a-5 under the Securities Exchange Act of 1934
December 31, 2018

Files as public information pursuant to Rule 17a-5(d) under the Securities Exchange Act of 1934.

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 69628

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING ___01/01/2018___ AND ENDING ___12/31/18___

MM/DD/YYYY   MM/DD/YYYY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

S2K Financial LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

777 Third Avenue, 28th Floor

(No. and Street)

New York   **New York**   **10017**

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mary Lou Malanoski   (646) 430-6747

(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RSM US LLP

(Name -- if individual. state last. first. middle name)

1185 Avenue of the Americas   **10036**

(Address)   (City)   (State)   (Zip Code)

CHECK ONE:
- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

SEC 1410 (06-02)





OATH OR AFFIRMATION

I, Mary Lou Malanoski, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of S2K Financial LLC, as of December 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CFO
Title

Notary Public

DANIEL P JOHNSON
NOTARY PUBLIC-STATE OF NEW YORK
No. 01JO6320154
Qualified In New York County
My Commission Expires March 02, 2019

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Exemption report

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

S2K Financial LLC
Index
December 31, 2018



RSM US LLP

Report of Independent Registered Public Accounting Firm

To the Managing Member of S2K Financial LLC

Opinion on the Financial Statements
We have audited the accompanying statement of financial condition of S2K Financial LLC (the Company) as of December 31, 2018, and the related notes to the financial statement (collectively, referred to as the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

RSM US LLP

We have served as the Company's auditor since 2016.

New York, New York
February 28, 2019

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RSM US LLP is the U.S. member firm of RSM International, a global network of independent audit, tax, and consulting firms. Visit rsmus.com/aboutus for more information regarding RSM US LLP and RSM International.

S2K Financial LLC
Statement of Financial Condition
December 31, 2018

Assets		
Cash	$	841,550
Accounts receivable		683,779
Due from affiliates		49,254
Prepaid and deferred expenses		442,806
Other assets		143,104
Total assets		$ 2,160,493
Liabilities and Member's Equity		
Accounts payable and other accrued expenses	$	138,463
Total liabilities		138,463
Member's equity		2,022,030
Total Liabilities and Member's Equity		$ 2,160,493

The accompanying notes are an integral part of these financial statement.

1.   **Organization**

S2K Financial LLC (the "Company"), is a limited liability company organized under the laws of the state of Delaware on May 15, 2015. The Company is a wholly-owned subsidiary of Colony S2K Holdings LLC formerly S2K Financial Holdings LLC (the "Parent"). On March 30, 2016 the Company became a broker-dealer and as such is registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

The Company's operations consist of providing financial advisory and capital raising services to companies through the development of products designed for retail investors which securities are distributed on a best efforts basis through independent broker-dealers; and through private placement of securities, Mergers and Acquisitions, corporate financing, and investment advisory services to institutional investors. The Company may also enter into referral arrangements with investment advisors, pursuant to which the Company will refer prospective customers in return for a finder's fee.

It is the responsibility of the Company to evaluate whether conditions and events raise substantial doubt about an entity's ability to continue as a going concern. The Company has concluded that its business operations will continue for the foreseeable future, as it has the support of the Parent which will provide additional investment into the Company as required.

Because the Company does not hold customer funds or securities, it is exempt from the requirement of SEC Rule 15c3-3.

2.   **Summary of Significant Accounting Policies**

Basis of Presentation
This financial statement was prepared in conformity with accounting principles generally accepted in the United States of America which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement and the amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Revenue Recognition
The Company earns fees for services connected with capital raising activity pursuant to agreements with entities or individuals. The fees for capital raising services are recognized upon the closing of the sale of a security. Reimbursement of expenses in connection with marketing services under agreements with entities is included in other income and is recognized when expenses are incurred. The revenue is recognized for these activities as the services have been provided, the fees are determinable and collection is reasonably assured. For agreements with individuals or start-up entities to raise capital, reimbursement of expenses are only recognized upon receipt of reimbursement as collection is not assured. The total reimbursement of expenses for the year ended December 31,2018 was $889,026 of which $81,373 was with affiliates.

Recent Accounting Pronouncements

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers (ASC 606), which will supersede nearly all existing revenue recognition guidance under accounting principles generally accepted in the United States. The core principle of this ASU is that revenue should be recognized for the amount of consideration expected to be received for promised goods or services transferred to customers. This ASU also requires additional disclosure about the nature, amount,

timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments, and assets recognized for costs incurred to obtain or fulfill a contract.

ASC 606 allows for either full retrospective or modified retrospective adoption. The Company adopted ASC 606 using the modified retrospective method as of January 1, 2018. However, the adoption did not result in any change to member's equity as of January 1, 2018.

In February 2016, the FASB issued ASU 2016-02, Leases (ASU 2016-02). This update requires all leases with a term greater than 12 months to be recognized on the Statement of financial condition through a right of use asset and a lease liability and the disclosure of key information pertaining to leasing arrangements. The Company expects to recognize operating lease liabilities and right of use assets of approximately $548,000 as of January 1, 2019.

Accounts Receivable

Accounts receivable are stated at the amount management expects to collect from outstanding balances. Accounts receivable from contracts with customers were $683,779 and $311,749 at December 31, 2018 and December 31, 2017, respectively.

Cash

All cash deposits are held by one financial institution and therefore are subject to the credit risk at that financial institution. The Company has not experienced any losses in such accounts and does not believe there to be any significant credit risk with respect to these deposits.

Income Taxes

The Company is a single member limited liability company, and is treated as a disregarded entity for federal income tax reporting purposes. The Internal Revenue Code ("IRC") provides that any income or loss is passed through to the ultimate beneficial individual member for federal, state and certain local income taxes. Accordingly, the Company has not provided for income taxes.

At December 31, 2018, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require.

3. Transactions with Related Parties

The Company has entered into an Expense Sharing Agreement ("ESA") with two affiliated entities, Colony S2K Asset Management LLC ("CS2K AM") and Colony S2K Servicing LLC ("Servicing"), whereby certain office and administrative services are shared between the Company, CS2K AM, and Servicing based upon usage and estimated allocation of shared personnel. The ESA has a term of one year and is automatically renewed annually, unless terminated or modified by written notice.

Pursuant to an agreement with one customer, the Company and CS2K AM may be jointly engaged. An agreement between the Company and CS2K AM provides for a fee allocation in these situations. In 2018, there were no fees earned from this agreement.

The terms of these arrangements may not be the same as those that would otherwise exist or result from agreements and transactions among unrelated parties.

At December 31, 2018, the Company maintained a portion of its cash deposits, $321,335, at a financial institution which is an affiliate of the Company. The terms of the bank account was no different from those that would be provided to unrelated parties.

4. Concentrations

The Company earned commissions and is entitled to be reimbursed for expenses in connection with an offering for one client that accounted for 92% of revenues in 2018. At December 31, 2018, approximately 88% of the accounts receivable was from this client.

Cash held by financial institutions which exceed the Federal Deposit Insurance Corporation ("FDIC") limits of $250,000 expose the Company to concentrations of credit risk. Balances throughout the year usually exceed the maximum coverage provided by the FDIC on insured depositor accounts.

5. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. At December 31, 2018, the Company had regulatory net capital of $381,752 which was $372,521 above the required net capital of $9,231. The Company's ratio of aggregate indebtedness to regulatory net capital was 0.36 to 1 at December 31, 2018.

6. Commitments and Contingencies

The Company has entered a noncancelable sublease for office space expiring in 2020, with the Parent. The lease is subject to periodic escalation provisions, including increases in real estate taxes and other charges. Future minimum annual rentals payable under the sublease are as follows: $304,501 for 2019 and $268,762 for 2020. As of December 31, 2018, the Company has a security deposit of $48,052 included in other assets in connection with the lease expiring in 2020.

Rent expense was approximately $341,500 for the year ended December 31, 2018 and is included in occupancy costs in the statement of operations.

7. Prepaid and deferred expenses

The Company paid sign on bonuses to certain key employees. In accordance with Accounting Standards Codification 710, such amounts are amortized over the contract period which is up to two years. At December 31, 2018, $145,834 relating to this is included in prepaid and deferred expenses.

8. Guarantees

FASB ASC 460, Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying factor (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of the indebtedness of others.

The Company has no guarantees outstanding at December 31, 2018 and issued no guarantees during the year then ended.

9.   **Subsequent Events**

Management of the Company evaluated subsequent events or transactions that occurred through the date this financial statement was issued. No events have been identified that require disclosure.